Exhibit 12.1

INVESCO MORTGAGE CAPITAL INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

The following table sets fourth the calculation of our earnings to fixed charges for the periods shown:

	Six Months Ended June 30, 2010	Year Ended December 31
($ in thousands)		2009	2008	2007	2006	2005
Net Income	32,799	15,094	(22)	-	-	-
Add Fixed charges (interest expense)	10,031	4,627	-	-	-	-
Earnings adjusted	42,830	19,721	(22)	-	-	-
Fixed charges (interest expense)	10,031	4,627	-	-	-	-
Ratio of earnings to fixed charges	4.3x	4.3x	N/A	N/A	N/A	N/A